VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102
OF
GLAMIS GOLD LTD.
(the “Company”)
The Company reports that the following matters were voted upon by a show of hands and approved by the Shareholders of the Company at the annual and extraordinary general meeting of the Company held on May 3, 2006:
1.	The number of directors of the Company was fixed at six;

2.	The following directors were elected:
A. Dan Rovig
C. Kevin McArthur
A. Ian Davidson
Jean Depatie
Kenneth F. Williamson
P. Randy Reifel
3.	KPMG LLP, Chartered Accountants were appointed as auditor of the Company and the directors were authorized to set the remuneration of the auditor.
The Company reports that the amendment to extend the Expiration Time of the Company’s Shareholder Rights Plan, as amended and presented to the meeting, for an additional three year period was passed on a poll with the following voting results: 71,295,761 shares or 91.9% FOR and 6,279,723 shares or 8.1% AGAINST.